Exhibit 1.2

RADWARE LTD.

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, SEPTEMBER 23, 2014

Notice is hereby given that the 2014 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company” or "we") will be held on Tuesday, September 23, 2014, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.	To elect Mr. Joel Maryles as a class II director;

2.	To re-elect Ms. Yael Langer as a class III director;

3.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years;

4.	To approve modification in the terms of procurement of directors’ and officers’ liability insurance policy; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will:

•	Present and discuss the financial statements of the Company for the year ended December 31, 2013 and the Auditors’ Report for this period; and

•	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than August 20, 2014 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the proxy statement.

Shareholders of record at the close of business on August 18, 2014, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

               Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: August 13, 2014

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of the Meeting, proxy statement and proxy card are available at http://www.proxyvote.com

_________________

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL
_____________________

PROXY STATEMENT
_____________________

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2014 Annual General Meeting of Shareholders (the “Annual General Meeting”, the “Meeting” or the "2014 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Tuesday, September 23, 2014 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Radware”, or the “Company” are to Radware Ltd. and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

•	the “SEC” are to the United States Securities and Exchange Commission.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To elect Mr. Joel Maryles as a class II director;

2.	To re-elect Ms. Yael Langer as a class III director;

3.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years;

4.	To approve modification in the terms of procurement of directors’ and officers’ liability insurance policy; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will:

•	Present and discuss the financial statements of the Company for the year ended December 31, 2013 and the Auditors’ Report for this period; and

•	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 20, 2014 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. However, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•
By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 12-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 12-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

RECORD DATE; QUORUM; VOTING RIGHTS ETC.

Record Date

Only shareholders of record at the close of business on August 18, 2014, the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of August 5, 2014, the Company had issued and outstanding 45,029,100 Ordinary Shares (excluding 4,480,281 treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, not later than September 13, 2014. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than August 20, 2014.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than August 27, 2014 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 5, 2014, (i) the number of Ordinary Shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

FMR LLC (1)	5,239,066	11.63%
Rima Senvest Management, LLC (2)	4,587,535	10.19%
Morgan Stanley (3)	4,233,616	9.40%
Cadian Capital Management, LLC (4)	3,471,083	7.71%
Nava Zisapel (5)	3,027,709	6.72%
Yehuda Zisapel (6)	2,805,845	6.23%
Roy Zisapel (7)	2,639,204	5.64%
Federated Investors, Inc. (8)	2,519,900	5.60%

All directors and executive officers as a group (11) persons including Yehuda Zisapel and Roy Zisapel) (9) (10)	6,248,641	13.19%
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* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

** The percentages shown are based on 45,029,100 Ordinary Shares issued and outstanding (excluding 4,480,281 treasury shares), as of August 5, 2014.

(1)         This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by FMR LLC on February 14, 2014. Based on the Schedule 13G previously filed with the SEC by FMR, FMR beneficially owned, as of May 10, 2013, 5,705,830 ordinary shares.

(2)         Shares are beneficially owned by Rima Senvest Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 9 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on May 22, 2014. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashall and Rima, Rima beneficially owned, as of February 14, 2013, 6.87% of our outstanding ordinary shares, as of February 14, 2012, 7.81% of our outstanding ordinary shares and as of March 18, 2011, 7.35% of our outstanding ordinary shares.

(3)         This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Morgan Stanly on January 28, 2014. Based on the Schedule 13G previously filed with the SEC by Morgan Stanly, Morgan Stanly beneficially owned, as of April 12, 2013, 1,482,928 ordinary shares.

(4)         This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 14, 2014. Based on the Schedule 13G previously filed with the SEC by Cadian and Mr. Bannasch they beneficially owned, as of February 14, 2013 8.10% of our outstanding ordinary shares, as of February 14, 2012, 5.09% of our outstanding ordinary shares.

(5)         Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,505,243 are held directly; and (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel;  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(6)         Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel, (i) 2,255,777 are held directly; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Yehuda Zisapel; (iii) 7,602 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $4.39 per share, expiring in September, 2014; and (iv) 20,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of 16.21 per share, expiring in January, 2018. As of March 25, 2012 Mr. Zisapel owned 13.26%, as of March 18, 2011 Mr. Zisapel owned 14.13% and as of April 10, 2010 Mr. Zisapel owned 16.91% of our outstanding shares.  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(7)         Includes: (i) 839,204 ordinary shares held directly; and (ii) 1,800,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days. The options consist of 800,000 options at an exercise price of $4.39 per share which expire in September, 2014 and 1,000,000 options at an exercise price of $7.61 per share which expire in December 2014.

(8)         Shares are beneficially owned by Federated Investors, Inc. (the “Parent”) the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own our shares of common stock. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 6 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 12, 2014. Based on previous amendments to the Schedule 13G filed with the SEC by Federated Investors, Inc., it beneficially owned, as of February 12, 2013 5.80% of our outstanding ordinary shares, as of February 9, 2012 6.40% of our outstanding ordinary shares and as of March 18, 2011, 7.48% of our outstanding ordinary shares.

(9)         Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this proxy statement) and have therefore not been separately disclosed.

(10)       Consists of 3,910,039 shares and 2,338,602 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of (i) 848,602 options at an exercise price of $4.39 which expire in September 2014, (ii) 20,000 options at an exercise price of $4.50 which expire in September 2014, (iii) 70,000 options at an exercise price of $7.81 which expire in December 2014, (iv)1,000,000 options at an exercise price of $7.61 which expire in December 2014, (v) 20,000 options at an exercise price of $5.79 which expire in January 2015, (vi) 20,000 options at an exercise price of $7.65 which expire in March 2015, (vii) 60,000 options at an exercise price of $11.94 which expire in June 2015, (viii) 60,000 options at an exercise price of $17.29 which expire in December 2015,  (ix) 22,500 options at an exercise price of $17.97 which expire in December 2015, (x) 37,500 options at an exercise price of $16.40 which expire in September 2016, (xi) 100,000 options at an exercise price of $12.34 which expire in November 2016, (xii) 60,000 options at an exercise price of $16.21 which expire in January 2018, and (xiii) 20,000 options at an exercise price of $13.89 which expire in September 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this proxy statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact.  These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1
ELECTION OF CLASS II DIRECTOR
(Item 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2015; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2016; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2014 (i.e., the date of the Meeting).

Mr. Joel Maryles was appointed in January 2014 to our Board of Directors by a unanimous vote of our directors. In accordance with our Articles of Association, he is nominated for election as a class II director for a term of two years, ending on the date of the Annual General Meeting of 2016. This nominee was approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ rules.

We currently have a board of eight (8) directors, including two external directors. Subject to the election of the nominees (in this Item 1 and in Item 2 below), we expect to have, following the Meeting, a board of seven (7) directors, including the two external directors, as Dr. Hagen Hultzsch (the second Class III director) will be stepping down from his directorship after completing nine (9) years of service as a director for the Company.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of Mr. Maryles. In the event that such nominee is unable to serve, the proxies will be voted for the election of such other person as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why the nominee, if elected, would be unable to serve as a director.  The Company does not have any understanding or agreement regarding the future election of the above nominee.

The following biographical information is supplied with respect to the person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominee.

Joel Maryles, 55, has served as a member of the Board of Directors since January 2014. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney.   From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions.   Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

If elected, Mr. Maryles will continue to be entitled to receive the compensation we pay to our other directors described below under “Executive Compensation”. Mr. Maryles has also been provided with an indemnification letter.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Joel Maryles is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., the term of his appointment shall expire at the annual general meeting for the year 2016."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominee named above as a director.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

Other Members of the Board of Directors Continuing in Office

Yehuda Zisapel, 72, co-founder of our Company, has served as a member of our Board of Directors (Class I) since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See “Item 4C – Organizational Structure.”  Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, a director and President and Chief Executive Officer of the Company.

Avraham Asheri, 76, has served as a member of the Board of Directors (Class I) since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd. and Micronet Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

David Rubner, 74, has served as a member of the Board of Directors (external director) since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Eltek limited . and other public and private companies. He also serves on the board Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

Prof. Yair Tauman, 65, has served as a member of the Board of Directors (external director) since October 2010. He has been the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya, Israel since January 2010 and is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of several companies from different sectors including online auctions, financial information, education and IT, one of which, ADVFN Plc, is traded on the London Stock Exchange. Prof. Tauman is also a director in Bank Hapoalim. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Roy Zisapel, 43, co-founder of our Company, has served as our President and Chief Executive Officer and a director (Class II) since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

See also Item 2 below regarding the proposed reelection of Ms. Yael Langer.

Board Meetings and Committees

During 2013, the Board of Directors held nine (9) meetings.

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established its Audit Committee and Compensation Committee in 1999. Only non-employee directors serve on our Audit Committee and Compensation Committee.

Our Audit Committee is currently comprised of Mr. David Rubner (the Chairman of the Audit Committee), Prof. Yair Tauman, Dr. Hagen Hultzsch and Mr. Avraham Asheri, all of whom qualify as independent directors, as determined under the SEC and NASDAQ rules, and otherwise satisfy the qualification requirements required by the Israeli Companies Law. The Audit Committee's purpose and responsibilities, include, among other things, (1) assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, (2) select, evaluate and, where appropriate, recommend to replace, the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees, (3) identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company’s independent accountants, and to recommend remedial measures to the Board of Directors, (4) review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, and (5) examine and monitor the work of our internal auditor. Our Board of Directors has determined that Mr. Avraham Asheri, a member of our Audit Committee, is considered an “audit committee financial expert” under the rules of the SEC and NASDAQ. During 2013, our Audit Committee held six (6) meetings.

Our Compensation Committee is currently comprised of Prof. Yair Tauman (the Chairman of the Compensation Committee), Mr. David Rubner, Dr. Hagen Hultzsch and Mr. Avraham Asheri, all of whom qualify as independent directors as determined under NASDAQ rules and otherwise satisfy the qualification requirements required by the Israeli Companies Law. The Compensation Committee's purpose and responsibilities, include, among other things, (1) to make decisions regarding executive compensation, (2) recommending to the Board of Directors a policy governing the compensation of office holders and resolving whether to exempt the compensation terms of a candidate for chief executive officer from the need to obtain shareholder approval, and (3) to administer the Company’s equity incentive plans. During 2013, our Compensation Committee held four (4) meetings.

Executive Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors (the "Compensation Policy"), which was designed to correlate executive compensation with Radware's objectives and goals.

The aggregate direct compensation paid to, or accrued, for the account of all directors and executive officers as a group (consisting of 15 persons, including two executive officers whose service expired in December 2013 and March 2014) during the 2013 fiscal year was $3,483,000. This amount (1) includes officers’ compensation and director fees, including amounts expensed by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as $419,000 for amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, and (2) excludes equity-based compensation granted to our officers and directors, described in the following paragraph.

The total number of options granted to officers and directors of the Company during 2013 as a group was 1,030,000 options, at a weighted average exercise price per share of $14.01, which expire sixty-two (62) months after the date of grant. The weighted average grant date fair value of these options was $5.02 per option. For a discussion of the accounting method and assumptions used in reaching this valuation, see Note 2q to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2013, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2013. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based Compensation (3)	All Other Compensation (4)	Total
		(US$ in thousands)
Roy Zisapel, Chief Executive Officer, President and Director*	2013	400 (5)	85 (6)	4,007 (7)	77	4,569
Terence Ying, Vice President Asia-Pacific	2013	262	205	206 (8)	36	709
Yoav Gazelle, Vice President EMEA & CALA	2013	118	172	327 (9)	33	650
Meir Moshe, Chief Financial Officer *	2013	431	-	-	80	511
David Aviv, Vice President Advanced Services*	2013	218	-	206 (10)	67	491

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers (in this list – the only non-sales executive entitled to a bonus is Mr. Roy Zisapel) - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 10% in the case of Roy Zisapel) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs), and, in any event, not to exceed the amount of one (100%) annual base salary of such executive (133% in the case of Roy Zisapel); and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, and in any event, not to exceed the amount of four annual base salaries of such executive.

(3)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2q to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds ('keren hishtalmut'), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware's guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least 1 month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their stock options pursuant to our equity incentive plan, as more fully described in our annual report on Form 20-F for the year ended December 31, 2013.

(5)
Mr. Roy Zisapel is entitled to a gross base salary of $300,000 (or the equivalent in NIS) per annum. However, he is also entitled to a temporary quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for his additional duties and tasks in the United States as manager of our entire on-going North Americas activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders in October 2013, for each of the years 2013, 2014 and 2015, Mr. Roy Zisapel is entitled to an annual bonus of up to $300,000 (or the equivalent in NIS) for the achievement of milestones and criteria which consist of several performance targets (namely revenues, profitability, business development, product development, product quality and overall performance).

(7)
On October 3, 2013, we granted Mr. Roy Zisapel 800,000 stock options with an exercise price of $13.89 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on December 3, 2018.

(8)
On October 23, 2013, we granted Mr. Terence Ying 40,000 stock options with an exercise price of $14.32 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on December 23, 2018.

(9)
On July 24, 2013, we granted Mr. Yoav Gazelle 60,000 stock options with an exercise price of $15.19 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on September 24, 2018.

(10)
On October 23, 2013, we granted Mr. David Aviv 40,000 stock options with an exercise price of $14.32 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on December 23, 2018.

* All or part of the base salary is denominated in NIS and therefore fluctuations in dollar amounts may be attributed to $/NIS exchange rate fluctuations.

Compensation of Directors

Our non-employee directors (including external directors) are entitled to the following compensation: (a) a retainer fee of NIS 120,800 (currently equivalent to approximately $34,500) per year of service; and (b) per meeting remuneration as follows: (i) NIS 3,600 (currently equivalent to approximately $1,000) for each board or committee meeting attended, provided that the director is a member of such committee; (ii) compensation for telephonic participation in face to face board and committee meetings in an amount of 60% of what is received for physical participation; and (iii) compensation for board and committee meetings held via teleconference or other electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All the foregoing amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, each of our non-employee directors (including external directors) is entitled to a grant of options under our stock option plans to purchase 20,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 60,000 Ordinary Shares, which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 Ordinary Shares will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance for the benefit of our executive officers and directors with an aggregate coverage limit of $15 million (but see Item 4 below). In addition, we provide indemnification to our executive officers and directors pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

ITEM 2
RE-ELECTION OF CLASS III DIRECTOR
(Item 2 on the Proxy Card)

Background

As more fully described in Item 1 above, pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors) is divided into three classes: Class I, Class II and Class III, where each director in Class III serves for a term ending on the date of the annual general meeting for the year 2014 (i.e., the date of the Meeting).

The term of service of Ms. Yael Langer, the director in Class III, expires on the date of the Meeting. We are proposing to re-elect Ms. Yael Langer at the Meeting, such that her term will expire at the annual general meeting for the year 2017. This nominee was approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ rules.

We currently have a board of eight (8) directors, including two external directors. Subject to the election of the nominees (in this Item 2 and in Item 1 above), we expect to have, following the Meeting, a board of seven (7) directors, including two external directors as Dr. Hagen Hultzsch (the second Class III director) will be stepping down from his directorship after completing nine (9) years of service as a director for the Company.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Ms. Yael Langer. In the event such nominee is unable to serve, the proxies will be voted for the election of such other person as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why the nominee, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominee.

The following biographical information is supplied with respect to the person nominated and recommended to be re-elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominee.

Yael Langer, 49, has served as a member of the Board of Directors (Class III) since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on NASDAQ and the Tel-Aviv stock markets. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer holds an L.L.B. degree from The Hebrew University, Israel.

If elected, Ms. Yael Langer will continue to be entitled to receive the compensation we pay to our directors, as described above under “Executive Compensation”. Ms. Langer has also been provided with an indemnification letter.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolutions be adopted:

RESOLVED, that Ms. Yael Langer is hereby re-elected to serve as a member of the Board of Directors of the Company until her successor is duly elected and qualified, in Class III, i.e., her term shall expire at the annual general meeting for the year 2017.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominees named above as  directors.

The Board of Directors recommends a vote FOR the election of the said nominees.

ITEM 3
APPROVAL OF CHAIRMAN OF THE BOARD OF DIRECTORS
(Item 3 on the Proxy Card)

Background

According to Sections 95(a) and 121(c) of the Companies Law, a relative of the chief executive officer of a public company, such as Radware, is permitted to serve as the chairman of the board of directors only if authorized to do so by the shareholders.  The shareholders may give such approval for a period of up to three years from the date of approval.

Mr. Yehuda Zisapel has served as a director since our inception in May 1996 and as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. He is also the father of Mr. Roy Zisapel, our Chief Executive Officer, President and Director. Our shareholders authorized Mr. Yehuda Zisapel’s role as chairman of the Board of Directors in the Company’s Annual General Meeting in 2011, and therefore, his continued service as Chairman of our Board of Directors must be re-approved by our shareholders.

Our Board of Directors believes that it is in the best interest of the Company to allow Mr. Yehuda Zisapel to continue to act as Chairman of our Board of Directors for an additional period of three years following the approval of the shareholders in light of, among others, his experience and familiarity with the Company’s business. Even if this matter is approved, Mr. Yehuda Zisapel, if nominated by our Board of Directors, will be required to stand for reelection as a director at the 2015 annual general meeting of our shareholders.  In addition, his service as Chairman will continue to be at the pleasure of our Board of Directors.

Mr. Yehuda Zisapel is not entitled to any additional compensation for his service as Chairman of our Board of Directors. He will, however, continue to be entitled to receive the compensation we pay to our directors, as described above under “Executive Compensation”. He has also been provided with an indemnification letter.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Yehuda Zisapel is hereby authorized to serve as the Chairman of the Board of Directors of the Company for a period of three years following the date hereof."

Required Vote

Approval of the above resolution will require the affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, provided that either (i) the shares voting in favor of such resolution include at least two-thirds of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" (as such terms are defined in the Companies Law)  in approving the resolution, or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or have a personal interest as aforesaid does not exceed two percent (2%) of the total voting power in the Company. Messrs. Yehuda Zisapel and Roy Zisapel are deemed to have a personal interest in this resolution.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or voting power or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Since it is unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal. If you do have a personal interest in this proposal, please contact the Company’s General Counsel at telephone number: +972-3-767-4638; fax number: +972-3-766-8982 or email gadim@radware.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of this matter.

ITEM 4
DIRECTORS AND OFFICERS’ LIABILITY INSURANCE POLICY
(Item 4 on the Proxy Card)

Background

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of its officers and directors for liability of certain acts or omissions committed while serving in their respective capacities as officers or directors.

The Companies Law provides that a company may not enter into an insurance policy that would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable grounds to believe that such act would not prejudice the interests of the Company; (b) a breach of his or her duty of care committed intentionally or recklessly, unless the breach was done negligently; (c) an act or omission done with the intent to derive an illegal personal benefit; or (d) a fine or financial sanction imposed upon him or her.

Under the Israeli Companies Law, the insurance of our office holders must generally be approved by our Compensation Committee and our Board of Directors and, if the beneficiary is a director or chief executive officer, by our shareholders.

Following approval by our Compensation Committee and Board of Directors, we intend to purchase (1) Directors’ and Officers’ Liability Insurance Policy for the period commencing on the date of this meeting, if approved, and ending on November 30, 2015 with aggregate coverage of $15,000,000; and (2) a “Side A Difference In Conditions Excess Liability” Insurance Policy to cover excess claims up to an aggregate coverage of $5,000,000 (together, the “2014-15 D&O Policy”). The expected annual premium for (i) the liability insurance policy is $73,000 (compared to $50,000  in 2012 (for coverage of $10,000,000)) and (ii) the Side A Difference In Conditions Excess Liability is $22,500 (compared to $23,000 in 2012). These annual premiums, in an expected aggregate amount of $95,500, for the 2014-15 D&O Policy are an indication and are contingent upon the non-occurrence of any material adverse events between the date of this Proxy Statement and the commencement of the 2014-15 D&O Policy. The shareholders are being asked to approve the purchase by the Company of the 2014-15 D&O Policy, with an aggregate annual premium not to exceed $95,500. Our Compensation Committee and Board of Directors also approved extension of such insurance policy (including Side A Difference In Conditions Excess Liability) and/or purchase of a new policy (from any insurer(s)) for the benefit of all directors and officers of the Company that may serve from time to time; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Compensation Committee and the Board of Directors; (ii) the annual aggregate premium not exceeding 115% of the previous year’s actual aggregate premium; (iii) aggregate coverage (including for Side A) may not exceed $30,000,000; and (iv) solely with respect to extension or purchase of insurance policy for periods after December 1, 2016, further shareholder approval.

It should be noted that in November 2012, our shareholders authorized our Audit Committee and Board of Directors to extend and/or purchase a new Directors’ and Officers’ Liability Insurance Policy (including Side A), without the need for additional shareholder approval (until December 1, 2018) as long as the annual aggregate premium will not exceed 115% of the previous year’s actual aggregate premium. We are seeking the approval of shareholders because the increase in actual aggregate premium from 2012 is 30%.

For the sake of clarity, in the event that the proposed resolution shall not be adopted, then the November 2012 resolution shall continue unchanged.

The Proposed Resolution

We propose that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the purchase of the 2014-15 D&O Policy for an aggregate annual premium not to exceed $95,500, for the benefit of all of the directors of the Company that may serve from time to time, as described in the Company’s Proxy Statement dated August 13, 2014, is hereby approved; and

RESOLVED FURTHER, that any renewal, extension and/or purchase (from any insurer(s)) of a new directors’ and officers’ liability insurance policy (including Side A Difference In Conditions Excess Liability) in respect of all directors of the Company, who may serve the Company from time to time, is hereby approved; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Compensation Committee and the Board of Directors; (ii) the annual aggregate premium not exceeding 115% of the previous year’s aggregate premium; (iii) aggregate coverage (including for Side A) may not exceed $30,000,000; and (iv) solely with respect to extension or purchase of insurance policy for periods after December 1, 2016, further shareholder approval; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 5
RE-APPOINTMENT OF AUDITORS
(Item 5 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2013, we paid Kost, Forer, Gabbay & Kasierer approximately $280,000 for auditing and audit related services and $89,000 for tax related services.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders; and

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2013 and the related auditor’s report in respect thereof will be presented and discussed.

Our auditors’ report, consolidated financial statements, and our annual report on Form 20-F for the year ended December 31, 2013 (filed with the SEC on March 30, 2014), may be viewed on our website – www.radware.com - or through the SEC’s website at www.sec.gov. None of the auditors’ report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F  FOR THE YEAR ENDED DECEMBER 31, 2013, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2014 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2015 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2015 (the "2015 AGM") will include (1) the election (or reelection) of Class I directors; (2) the election (or reelection) of an external director; (3) the approval of the appointment (or reappointment) of the Company’s auditors; and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2014 and the Auditors’ Report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2015 AGM by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the 2015 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the AGM, i.e., no later than June 23, 2015; provided that if the date of the 2015 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2014 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2015 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the 2015 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors

/s/ Roy Zisapel
ROY ZISAPEL
President and Chief Executive Officer

Dated:  August 13, 2014